SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 31, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI REPORTS NET EARNINGS OF $56.9 MILLION IN THE FIRST QUARTER OF 2006

•	Announces $2.1 billion of new contracts and generates $76.8 million in cash net earnings
•	Renews its Normal Course Issuer Bid to repurchase up to 10% of the public float

Montreal, January 31, 2006 – CGI Group Inc. (NYSE: GIB; TSX: GIB.SV.A), the 8th largest independent provider of end-to-end information technology and business process services in the world, today reported unaudited results for its first fiscal quarter of 2006, ended December 31, 2005. All figures are in Canadian dollars unless otherwise indicated.

Quarterly Financial Highlights

•	Revenue was $898.5 million, or 1.3% less than in the first quarter of fiscal 2005 on a constant currency basis.
•	Net earnings from continuing operations were $56.9 million, compared with $53.1 million a year ago.
•	Earnings per share from continuing operations were $0.13 during the quarter, compared with $0.12 in the first quarter of 2005.
•	The net earnings from continuing operations margin was 6.3%, up from 5.7% in the first quarter of fiscal 2005.
•	The Company sold its electronic switching assets, recording a pre-tax gain of $11 million in the first quarter.
•	Cash net earnings were $76.8 million or $0.18 per share, up 2 cents from the first quarter of 2005.
•	Cash provided by continuing operating activities was $63.4 million.
•	Cash and equivalents at the end of December 2005 were $262.9 million
•	Contract bookings totalled $2.1 billion (including additional $1.1 billion from BCE contract extensions, signed on January 12, 2006).
•	The Company announced the buyback of 100 million shares from BCE at a price of $859 million. The transaction subsequently closed on January 12, 2006 and the shares cancelled.

In $ millions except margin and share data amounts	3 months ended December 31
	2005	2004

Revenue	$898.5	$929.1
Net earnings from continuing operations	$56.9	$53.1
Cash net earnings	$76.8	$72.6

Cash provided by continuing operating activities	$63.4	$102.6

Net earnings from continuing operations margin	6.3%	5.7%

Net earnings margin	6.3%	5.7%

Cash net earnings margin	8.5%	7.8%

Basic and diluted earnings per share from continuing operations	$0.13	$0.12

Basic and diluted earnings per share	$0.13	$0.12

Order backlog	$14,001*	$13,071
*including BCE contract extensions

“Our solid balance sheet as well as our ability to generate significant cash flow enabled us to repurchase almost 26% of our total shares outstanding,” said Serge Godin, executive chairman and founder. “Following this investment, the Company retains its flexibility to pursue both large outsourcing opportunities and acquisitions.”

First Quarter Financials

Revenue for the first quarter ended December 31, 2005 totaled $898.5 million, compared with $929.1 million in the same quarter last year. Before the impact of foreign exchange, mainly the strengthening of the Canadian dollar, revenue was 1.3% lower than a year ago. This change in revenue mainly reflected the previously announced termination, earlier in fiscal 2005, of a contract that was not meeting our profitability standards as well as normal fluctuations in the level of work received from our outsourcing clients. Currency fluctuations negatively impacted revenue by $18.5 million or 2.0%, compared with the previous year. Year-over-year, external growth was 1.8%.

Earnings before interest, income taxes and entities subject to significant influence and discontinued operations (“adjusted EBIT”) were $78.7 million in the first quarter, compared with $86.2 million in last year’s first quarter. The adjusted EBIT margin was 8.8% for the quarter compared to 9.3% a year ago.

During the quarter, the Company completed the $28 million divestiture of its electronic switching assets to Everlink Services and recorded a pre-tax gain of $11 million.

Net earnings from continuing operations in the first quarter were $56.9 million, or $0.13 per share compared to $53.1 million or $0.12 per share in the same quarter of 2005. The margin on net earnings from continuing operations increased to 6.3% in the first quarter from 5.7% a year ago.

All per share data is on a basic and diluted basis, and at the end of the quarter there were 3.2% fewer average weighted shares outstanding than a year ago. As at January 12, 2006, compared with December 31, 2004, that number would be down 25.7%. By taking into consideration the new number of shares outstanding following the recent cancellation of 100 million shares, as well as the interest expense related to our debt, EPS in the first quarter would have been $0.15 per share.

Cash net earnings, which are before the amortization of intangibles, were $76.8 million or $0.18 per share in the first quarter of fiscal 2006, compared with $72.6 million or $0.16 per share achieved in the same quarter a year ago. Cash net earnings in the quarter represented 8.5% of revenue, compared with 7.8% a year ago. Amortization of intangibles relates mainly to the value of internal software, business solutions and client relationships gained through acquisitions and new outsourcing contracts.

First Quarter Operating Highlights

During the quarter, CGI announced the following transactions:

•	October: Two year, $20 million contract with the Quebec revenue ministry to adapt and integrate IT and new accounting systems related to the provincial Goods and Services Tax.
•	October: Four year, $60 million contract renewal with the Alberta Health and Wellness Ministry
•	November: Up to five years, US$44 million contract to administer housing units within the state of New York for The Housing Trust Fund Corporation of New York.
•

December: Seven year US$300 million contract with two optional three-year renewal periods, with The Commonwealth of Virginia to partner on a sweeping initiative to transform the state’s business and information technology program.

•	December: the signing of a multi-year contract valued between US$30 and 40 million with Medco Health Solutions (“Medco”), one of the leading pharmacy benefit managers in the US under which member billing, Medicare payment reconciliation, enrollment form processing, and IT hosting services will be performed.
•	January: $859 million to repurchase and cancel 100 million shares from BCE.
•

January: $1.1 billion added to backlog, following the extensions of BCE outsourcing agreements, until June 2016. CGI’s agreement outsourcing its Canadian communications network management requirements to Bell will be similarly extended. As well, the commercial alliance between CGI and Bell Canada’s Enterprise Group will be extended until 2016.

Market Outlook

As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. If it were between 6 and 18 months in the past, it is now between 12 and 24 months. However, there is a lot of activity in the marketplace.

CGI’s 2006-2008 business plan reaffirms its successful four pillar growth strategy, with CGI a consolidator in its industry through a balance of organic and external growth. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metro markets where it sees the greatest potential to drive organic growth.

Normal Course Issuer Bid

This morning, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Company has received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid.

The Issuer Bid enables CGI to purchase on the open market through the facilities of the Toronto Stock Exchange up to 29,288,443 Class A subordinate shares for cancellation. At the close of business on January 27, 2006, there were 297,298,451 Class A subordinate shares of the Company outstanding of which approximately 98.5% were widely held. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

Use of Non-GAAP Financial Information

CGI reports its financial results in accordance with GAAP. However, we also use certain non-GAAP performance measures which include: adjusted earnings before interest, other income, gain on sale of assets, entity subject to significant influence, income taxes and discontinued operations (“adjusted EBIT”) and net earnings from continuing operations before amortization of finite-life intangibles (“cash net earnings”).

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Adjusted EBIT provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of the costs to finance our activities and exclusive of income taxes, neither of which are directly relevant to the operations. Cash net earnings provides better visibility of our ability to generate cash from our assets. Amortization of finite life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts.

These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of these non-GAAP measures with GAAP financial statements is provided in the MD&A which is posted on CGI’s website at www.cgi.com, and filed with SEDAR and EDGAR.

Quarterly Conference Call

A conference call for the investment community will be held today, January 31, 2006, at 9:30 am (ET). Participants may access the call by dialing (888) 575-8232 or through the Internet at www.cgi.com.

Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Annual General Meeting

The Annual General Meeting of shareholders will take place at the Hilton Montreal Bonaventure Hotel in Montreal this morning at 11 a.m. (EST). For those who are unable to attend in person, the Company will simultaneously webcast a live video of the meeting via its website at www.cgi.com.

CGI shareholders of record at the close of business on December 13, 2005 will be entitled to vote on matters considered at the meeting. The Notice of Annual Meeting of Shareholders, the Management Proxy Circular, and the Annual Report for fiscal 2005 have been sent to CGI’s shareholders on or about December 23, 2005. These documents are also available on the Company’s website.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assump-tions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

For more information:

Investors

Lorne Gorber, vice-president, investor relations

(514) 841-3355

Ronald White, director, investor relations

(514) 841-3230

Media

Eileen Murphy, director, media relations

(514) 841-3430

Consolidated financial statements of
CGI Group Inc.
For the three months ended December 31, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three months ended December 31

Consolidated statements of earnings
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended December 31

	2005	2004

	$	restated $
Revenue	898,463	929,090

Costs of services, selling and administrative	776,847	797,996
Amortization (Note 6)	42,870	44,914
Interest on long-term debt	4,589	7,697
Other income, net	(1,915)	(2,145)
Gain on sale of assets (Note 5a))	(11,033)	--
Entity subject to significant influence	--	(247)

	811,358	848,215

Earnings from continuing operations before income taxes	87,105	80,875
Income taxes	30,197	27,804

Net earnings from continuing operations	56,908	53,071
Net gain from discontinued operations (Note 7)	--	272

Net earnings	56,908	53,343

Weighted-average number of outstanding Class A subordinate and Class B shares	430,487,345	444,562,252

Basic and diluted earnings per share from continuing operations	0.13	0.12

Basic and diluted earnings per share from discontinued operations	--	--

Basic and diluted earnings per share (Note 4 c))	0.13	0.12

Consolidated statements of retained earnings (in thousands of Canadian dollars) (unaudited)	Three months ended December 31

	2005	2004

	$	$
Retained earnings, beginning of period	895,267	730,757
Net earnings	56,908	53,343

Retained earnings, end of period	952,175	784,100

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars)

	As at December 31, 2005 (unaudited)	As at September 30, 2005 (audited)

	$	$
Assets Current assets Cash and cash equivalents	262,948	240,459
Accounts receivable	559,659	487,731
Work in progress	204,812	214,470
Prepaid expenses and other current assets	91,184	75,531
Future income taxes	23,658	22,118

	1,142,261	1,040,309
Capital assets	123,939	116,388
Contract costs	225,074	228,646
Finite-life intangibles and other long-term assets (Note 2)	563,605	580,642
Future income taxes	41,156	46,601
Goodwill	1,762,952	1,773,370

Total assets before funds held for clients	3,858,987	3,785,956
Funds held for clients	246,262	200,703

	4,105,249	3,986,659

Liabilities Current liabilities Accounts payable and accrued liabilities	369,866	378,691
Accrued compensation	116,640	107,014
Deferred revenue	128,224	127,950
Income taxes	34,308	31,955
Future income taxes	50,738	47,163
Current portion of long-term debt	15,595	14,899

	715,371	707,672
Future income taxes	235,219	238,983
Long-term debt	237,378	234,801
Accrued integration charges and other long-term liabilities	112,519	109,810

Total liabilities before clients' funds obligations	1,300,487	1,291,266
Clients' funds obligations	246,262	200,703

	1,546,749	1,491,969

Shareholders' equity Capital stock (Note 4)	1,765,313	1,762,973
Contributed surplus	71,068	67,578
Warrants	19,655	19,655
Retained earnings	952,175	895,267
Foreign currency translation adjustment	(249,711)	(250,783)

	2,558,500	2,494,690

	4,105,249	3,986,659

Consolidated financial statements of CGI Group Inc.
For the three months ended December 31

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended December 31

	2005	2004

	$	$
Operating activities Net earnings from continuing operations	56,908	53,071
Adjustments for: Amortization (Note 6)	48,807	52,352
Deferred credits	(781)	(719)
Future income taxes	3,307	18,854
Foreign exchange (gain) loss	(290)	1,526
Stock-based compensation expense (Note 4b))	4,190	6,775
Gain on sale of assets (Note 5a))	(11,033)	--
Entity subject to significant influence	--	(247)
Net change in non-cash working capital items	(37,734)	(29,020)

Cash provided by continuing operating activities	63,374	102,592

Investing activities Business acquisitions (net of cash acquired) (Note 5b))	(424)	(32,902)
Purchase of capital assets	(11,876)	(8,655)
Proceeds from disposal of capital assets	372	5,494
Contract costs	(6,547)	(3,954)
Additions to finite-life intangibles and other long-term assets	(15,618)	(19,698)
Decrease in other long-term assets	2,056	3,385

Cash used in continuing investing activities	(32,037)	(56,330)

Financing activities Increase in credit facilities (Note 3)	--	190,000
Repayment of credit facilities	--	(207,578)
Increase in long-term debt	174	--
Repayment of long-term debt	(3,155)	(2,732)
Repurchase of Class A subordinate shares	(7,185)	--
Issuance of shares (net of share issue costs)	1,640	548

Cash used in continuing financing activities	(8,526)	(19,762)

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(322)	1,281

Net increase in cash and cash equivalents of continuing operations	22,489	27,781
Net cash and cash equivalents provided by discontinued operations	--	1,154
Cash and cash equivalents at beginning of period	240,459	200,623

Cash and cash equivalents at end of period	262,948	229,558

Interest paid	755	5,012
Income taxes paid	21,561	30,557

Notes to the consolidated financial statements

For the three months ended December 31, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three months ended December 31, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the ''Company'') considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods does not conform in all respects to the requirements of generally accepted accounting principles (''GAAP'') for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $11,911,000 for the three-month period ended December 31, 2004. The revised presentation is in accordance with Emerging Issue Committee (''EIC'') Abstract 123, ''Reporting Revenue Gross as a Principal versus Net as an Agent'', which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Future Accounting Changes

The Canadian Institute of Chartered Accountants (''CICA'') has issued the following new Handbook Sections:

a) Handbook Section 3855, ''Financial Instruments – Recognition and Measurement'', effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Handbook Section 1530, ''Comprehensive Income'', and Section 3251, ''Equity'', effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, ''Equity'', replaces Section 3250, ''Surplus'', and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, ''Comprehensive Income''. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c) Handbook Section 3865, ''Hedges'', effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption on the consolidated financial statements.

d) Handbook Section 3831, ''Non-Monetary Transactions'', effective for transactions initiated in periods beginning on or after January 1, 2006. This section prescribes to record non-monetary transactions at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financials statements.

e) EIC 156, ''Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Product)'' provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 ''Accounting for Consideration Given by a Vendor to a Customer'' issued by the Financial Accounting Standards Board’s Emerging Issues Task Forces as at September 30, 2002.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Finite-life intangibles and other long-term assets

	As at December 31, 2005			As at September 30, 2005

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

	$	$	$	$	$	$

Internal software	76,685	33,320	43,365	75,088	31,056	44,032
Business solutions	234,439	58,014	176,425	227,214	51,114	176,100
Software licenses	138,291	77,119	61,172	135,991	69,644	66,347
Customer relationships and other	382,556	114,924	267,632	382,111	103,819	278,292

Finite-life intangibles	831,971	283,377	548,594	820,404	255,633	564,771

Financing lease			--			1,788
Deferred financing fees and other			15,011			14,083

Other long-term assets			15,011			15,871

Total finite-life intangibles and other long-term assets			563,605			580,642

Note 3 - Credit Facilities

The Company has available a five-year unsecured revolving credit facility for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at December 31, 2005, an amount of $13,653,618 has been committed against this facility to cover various letters of credit issued for clients. In addition to the revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at December 31, 2005, no amount has been drawn upon these facilities. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of December 31, 2005, these financial ratios were met. Refer to Note 12 for additional information.

Note 4 - Capital stock, stock options and earnings per share

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

	Three months ended December 31, 2005				Twelve months ended September 30, 2005

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	397,448,329	1,718,105	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled (1)	(846,200)	--	--	--	(14,078,360)	(60,998)	--	--
Repurchased and not cancelled (1)	--	--	--	--	--	(3,665)	--	--
Options exercised (2)	241,091	2,340	--	--	805,798	7,406	--	--

Balance, end of period (3)	396,843,220	1,720,445	33,772,168	44,868	397,448,329	1,718,105	33,772,168	44,868

(1)

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005, to February 2, 2006. During the twelve months ended September 30, 2005, the Company repurchased 14,896,200 Class A subordinate shares for consideration of $116,439,000, including redemption fees in the amount of $261,000, and an amount of $7,185,000 has been paid in the three months ended December 31, 2005 and was presented in the accounts payable as of September 30, 2005. Also during 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount $51,978,000 was charged to retained earnings. Of the 14,896,200 repurchased Class A subordinate shares, 846,200, with a carrying value of $3,665,000, have been cancelled in the three months ended December 31, 2005.

(2)

The carrying value of Class A subordinate shares includes $700,000 ($2,855,000 for the twelve months ended September 30, 2005) of contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

(3)	Refer to Note 12 for additional information.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (''TSX'') on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended December 31	Three months ended December 31

	2005	2004

Compensation expense ($)	4,190,000	6,775,000

Dividend yield	0.0%	0.0%
Expected volatility	38.3%	45.9%
Risk-free interest rate	3.89%	3.93%
Expected life (years)	5	5
Weighted average grant date fair values ($)	3.43	3.87

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Three months ended December 31, 2005	Twelve months ended September 30, 2005

Outstanding, beginning of period	26,538,654	25,537,300
Granted	6,280,570	5,079,636
Exercised	(241,091)	(805,798)
Forfeited and expired	(1,552,311)	(3,272,484)

Outstanding, end of period	31,025,822	26,538,654

c) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31, 2005			Three months ended December 31, 2004

	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	56,908	430,487,345	0.13	53,343	444,562,252	0.12

Dilutive options (2)		1,887,711			1,040,584
Dilutive warrants (2)		1,780,524			1,670,938

Net earnings after assumed conversions	56,908	434,155,580	0.13	53,343	447,273,774	0.12

(1)	The 846,200 Class A subordinate shares cancelled during the three months ended December 31, 2005, were excluded from the calculation of earnings per share as of the date of repurchase.
(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 9,836,201 and 18,129,371 for the three months ended December 31, 2005 and 2004, respectively. The number of excluded warrants was 2,113,041 for the three months ended December 31, 2005 and 2004.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Investments in subsidiaries and joint ventures

a) Dispositions

On October 26, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000 which was not paid as at December 31, 2005. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $11,033,000.

b) Modifications to purchase price allocations

During the three months ended December 31, 2005, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net increase of non-cash working capital items and long-term debt of $366,000 and $463,000, respectively, and a net decrease of future income tax assets and cash of $258,000 and $424,000, respectively, whereas goodwill increased by $779,000.

c) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision (1)	--	(687)	(687)
Foreign currency translation adjustment	68	90	158
Paid during the three-month period	(2,780)	(572)	(3,352)

Balance, as at December 31, 2005 (2)	54,406	4,025	58,431

(1)	Has been recorded as decrease of goodwill.
(2)	Of the total balance remaining, $13,996,000 is included in accounts payable and accrued liabilities and $44,435,000 is included in accrued integration charges and other long-term liabilities.

Note 6 - Amortization

	Three months ended December 31	Three months ended December 31

	2005	2004

	$	$
Amortization of capital assets	8,454	11,187
Amortization of contract costs related to transition costs	4,003	3,982
Amortization of finite-life intangibles and other long-term assets	30,413	29,745

	42,870	44,914
Amortization of contract costs related to incentives (presented as reduction of revenue)	5,937	7,438

	48,807	52,352

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 - Discontinued operations

During the year ended September 30, 2005, the Company formally adopted plans to divest from certain activities which were not in line with the Company's strategy. The Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (''Keyfacts''), a wholly-owned subsidiary of the Company as well as disposed of its US Services to Credit Unions business unit and its CyberSuite product line. Keyfacts is a provider of information search and retrieval services for investigative purposes. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended December 31	Three months ended December 31

	2005	2004

	$	$
Revenue	--	9,274

Operating expenses	--	8,465
Amortization	--	374

Earnings before income taxes	--	435

Income taxes	--	163

Net gain from discontinued operations	--	272

Discontinued operations were included in the business process services segment in the year ended September 30, 2005.

Note 8 - Segmented information

The Company has two lines of business (''LOB''): IT services ("IT") and business process services ("BPS").

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model;

The BPS LOB provides a full spectrum of business process services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended December 31, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	789,957	108,506	--	898,463

Earnings (loss) before interest, other income, gain on sale of assets, entity subject to significant influence, income taxes and discontinued operations (1)	86,260	13,361	(20,875)	78,746

Total assets	3,012,581	697,348	395,320	4,105,249

(1) Amortization included in IT services, BPS and Corporate is $42,565,000, $3,827,000 and $2,415,000, respectively.

As at and for the three months ended December 31, 2004

Revenue	818,864	110,226	--	929,090

Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	88,847	17,769	(20,436)	86,180

Total assets	3,260,778	710,743	343,681	4,315,202

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2005. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 - Contingencies and guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

Guarantees

Sale of assets and business divestitures

In connection with sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at December 31, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on the Company's results of operations and financial condition.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of its obligations, the probability of which is remote in management’s opinion. As at December 31, 2005, the Company has US $48,044,000 and $2,911,000 outstanding surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.

Note 10 - Related party transactions

During the three months ended December 31, 2005, the Company entered into transactions that were not in the normal course of operations as follows:

On December 16, 2005, the Company reached an agreement with BCE (a shareholder) to purchase 100 million of its Class A subordinate shares currently held by BCE at a price of $8.5923 per share. Refer to Note 12 for additional information.

On December 5, 2005, the Company leased a private aircraft for business purposes from a leasing company that had acquired it from a limited partnership of which a director of the Company is the sole limited partner. The transaction was measured at the exchange amount, which was supported by an independent evaluation at the date of the transaction.

Notes to the consolidated financial statements

For the three months ended December 31, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 11 - Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2005.

	Three months ended December 31, 2005	Three months ended December 31, 2004

Reconciliation of net earnings	$	$
Net earnings - Canadian GAAP	56,908	53,343
Adjustments for: Stock-based compensation (a)	--	6,775
Warrants	351	351
Other	61	(749)

Net earnings - US GAAP	57,320	59,720

Basic and diluted earnings per share - US GAAP	0.13	0.13

Net earnings - US GAAP	57,320	59,720

Other comprehensive income: Foreign currency translation adjustment	1,072	(36,315)

Comprehensive income	58,392	23,405

	As at December 31, 2005	As at September 30, 2005

Reconciliation of shareholders' equity	$	$
Shareholders' equity - Canadian GAAP	2,558,500	2,494,690
Adjustments for: Stock-based compensation (a)	58,411	58,411
Warrants	(6,129)	(6,480)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Adjustment for change in accounting policy	9,715	9,715
Other	(9,402)	(9,463)

Shareholders' equity - US GAAP	2,628,873	2,564,651

(a) Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, ''Stock-Based Compensation and Other Stock-Based Payments''. Under US GAAP, the Statement of Financial Accounting Board No. 123 (revised 2004), ''Share-Based Payment'' is effective for fiscal years beginning on or after June 15, 2005. The Company adopted the recommendation of the Statement on a prospective basis effective October 1, 2005. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

Note 12 - Subsequent event

On December 16, 2005, the Company reached an agreement with BCE to purchase 100 million of its Class A subordinate shares currently held by BCE at a price of $8.5923 per share. The purchase price is equal to the volume-weighted average price of the Company's Class A subordinate shares for the 20 trading days preceding December 16, 2005, on the TSX. Following the expiration of a 120-day standstill period from the closing date, BCE intends to dispose of its remaining 28.3 million Class A subordinate shares. The transaction was closed on January 12, 2006. Also, subsequent to quarter end, the credit revolving facility has been amended and increased to $1,000,000,000 which comprised of a $850,000,000 Canadian tranche and of a U.S. tranche equivalent to $150,000,000. An amount of $750,000,000 has been drawn upon these facilities for this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: January 31, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary